April 20, 2005

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Michael McTiernan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	DiamondRock Hospitality Company
Registration Statement on Form S-11 Filed March 1, 2005
Registration No. 333-12305

Dear Ms. Wolff and Mr. McTiernan:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) as a supplemental response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on March 1, 2005 (the “Registration Statement”), as set forth in your letter, dated March 23, 2005 (the “Comment Letter”), to Mr. William McCarten, Chairman of the Board and Chief Executive Officer of the Company. The Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission on April 1, 2005, which includes changes to principally reflect responses to the Staff’s comments, together with an initial response letter (the “Response Letter”). This letter supplements the Response Letter with respect to comment No. 2 by enclosing copies of the pictures, graphics or artwork that will be used in the Registration Statement, which shall appear on the inside covers of the prospectus relating to the Registration Statement, in Tab 1.

The Company notes that the graphics for the inside covers contain pictures of the following hotel properties that the Company currently owns:

•	the Torrance Marriott in Los Angeles Torrance, California;
•	the Courtyard Manhattan/Midtown East in New York, New York;
•	The Lodge at Sonoma Renaissance Resort & Spa in Sonoma, California;
•	the Courtyard Manhattan/Fifth Avenue in New York, New York;
•	the Salt Lake City Marriott Downtown in Salt Lake City, Utah;
•	the Marriott Griffin Gate Resort in Lexington, Kentucky; and
•	the Bethesda Marriott Suites in Bethesda, Maryland.

Also included are pictures of hotel properties that are currently under letters of intent but which may have become probable acquisitions by the time the Company delivers a preliminary prospectus to investors:

•	the Vail Marriott Mountain Resort & Spa in Vail, Colorado,
•	the Renaissance Worthington Hotel in Forth Worth, Texas;
•	the Frenchman’s Reef & Morning Star Marriott Beach Resort in St. Thomas, U.S. Virgin Islands;
•	the Marriott Atlanta Alpharetta in Atlanta Alpharetta, Georgia; and
•	the Marriott Los Angeles Airport in Los Angeles, California.

In the event that one or more of the above hotel properties is or are not considered probable acquisitions or ceases or cease to be a probable acquisition or probable acquisitions, the Company will remove the picture of such hotel property or properties from the graphics for the inside covers.

Securities and Exchange Commission

If you should have any questions regarding this response to comment No. 2 of the Comment Letter, please do not hesitate to call me at (617) 570-1306.

Sincerely,

/s/ Suzanne D. Lecaroz

Suzanne D. Lecaroz

Enclosures

cc:	William W. McCarten

John L. Williams

Mark W. Brugger

Michael D. Schecter

Sean M. Mahoney

Gilbert G. Menna

David C. Wright

Cyane B. Crump

Richard Nadeau

Douglas Sweeney

Tab 1